News Release
NYSE Alternext, TSX Symbol: NG

NovaGold Receives Thayer Lindsley Mining Industry Award for Donlin Creek

March 3, 2009 - Vancouver, British Columbia - NovaGold Resources Inc. (the “Company” or "NovaGold") (TSX: NG, NYSE Alternext: NG) is honored to be the co-winner of the Thayer Lindsley Award at this year’s PDAC mining conference in Toronto. This award recognizes an individual or a team of explorationists credited with a recent significant mineral discovery anywhere in the world.

This year’s award is for the Donlin Creek gold deposit in Alaska. NovaGold Resources Inc., which is on the verge of completing a feasibility study and in preparation for beginning the permitting process, will share the Thayer Lindsley Award with Richard Garnett, who was technical director of the Anglo American subsidiary that began initial exploration at the site in the 1980s. The award recognizes the initial discovery and contributions for the understanding of the geologic controls for mineralization of the Donlin Creek deposit. The property is currently a 50-50 joint venture with NovaGold Resources Inc. and Barrick Gold Corporation.

“It is an honor to receive this award recognizing the significance of NovaGold’s Donlin Creek deposit as a world class gold deposit and for recognizing the contributions made by all of the geologists who were a key part of its development,” said Rick Van Nieuwenhuyse President & CEO, NovaGold Resources Inc.

NovaGold was honored at the PDAC Awards Dinner on March 2, 2009 at the Royal York Hotel. The Company is exhibiting at PDAC at booth #2243 at the Metro Toronto Convention Center –South Building.

About NovaGold

NovaGold is a growth-focused precious metals company with exploration, development and mining properties in Alaska and Western Canada. NovaGold has a 50/50 partnership on the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold. The Company also has a 50/50 partnership on the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco. NovaGold owns 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the TSX and NYSE Alternext under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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NovaGold Contacts

Greg Johnson	Don MacDonald
Vice President, Strategic Development	Senior Vice President and CFO

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, timing of permitting, construction and production and other milestones, and NovaGold’s future operating or financial performance are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward looking statements of management beliefs, opinions, projections, or other factors should they change.